                                                                     EXHIBIT 129

                             MATERIAL CHANGE REPORT

                                   PURSUANT TO

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                 SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1.       REPORTING ISSUER

         InterOil Corporation ("InterOil")

2.       DATE OF MATERIAL CHANGE

         June 13, 2003

3.       PRESS RELEASE

         InterOil filed a press release on SEDAR on June 13, 2003. A copy of the press release is attached hereto as Appendix "A".

4.       SUMMARY OF MATERIAL CHANGE

         InterOil has announced that the largest shipment of refinery equipment departed from Huston, on June 13, 2003. This shipment consists of heat exchangers and processing equipment for the crude distillation unit. This shipment will arrive in Papua New Guinea on or around July 15, 2003.

         Last minute modifications requested by the contractor have delayed the inclusion of the refinery main column in this shipment, and as a result InterOil is working closely with the contractor to finalize the work to get the last shipment out in July. The modifications requested by the contractor will extend Mechanical Completion into the first quarter, 2004.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Please see the press release attached hereto as Appendix "A".

6.       RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

         This filing is not being made on a confidential basis.

7.       OMITTED INFORMATION

         None.

8.       STATEMENT OF SENIOR OFFICER

         Further information regarding the matters described in this report may be obtained from Phil E. Mulacek, CEO of InterOil, who is knowledgeable about the details of the material change and may be contacted at +1 281 292 1800 (Houston, TX USA).

         The foregoing accurately discloses the material change referred to herein.

                  DATED at The Woodlands, Texas this 19th day of June, 2003.

                                                INTEROIL CORPORATION

                                                By: (Signed) "Phil E. Mulacek"
                                                    ----------------------------
                                                Name:    Phil E. Mulacek
                                                Title:   President

                                  APPENDIX "A"
                                  PRESS RELEASE

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                     INTEROIL'S LARGEST SHIPMENT OF REFINERY
                            EQUIPMENT LEAVES HOUSTON

JUNE 13, 2003 - HOUSTON, TX - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with operations in Papua New Guinea announced today that the largest shipment of refinery equipment departed from Houston, on June 13, 2003. This shipment consists of heat exchangers and processing equipment for the crude distillation unit. It is anticipated that this shipment will arrive in Papua New Guinea on or around July 15, 2003. Work on the construction jetty at the refinery has been completed and was utilized recently for off-loading equipment from the second major shipment that left Houston in early May.

         Phil Mulacek, CEO of InterOil said, "The refinery is now in peak construction mode as we continue to work towards mechanical completion. Last minute modifications requested by the contractor have delayed the inclusion of the refinery main column in this shipment, and as a result we are working closely with the contractor to finalize the work to get the last shipment out in July. The modifications requested by the contractor will extend Mechanical Completion into the first quarter, 2004. The refinery will underpin new oil and gas exploration in PNG as displayed by InterOil's recent multi well drilling program currently in progress. For recent construction progress, please visit our web site at http://www.interoil.com/pictures.asp.

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts valued by InterOil at approximately US$1.4 billion with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced the largest exploration program by a single company in Papua New Guinea history.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

NORTH AMERICA                                           AUSTRALASIA
Gary M Duvall                  Lisa Elliott             Anesti Dermedgoglou
V.P., Corporate Development    V.P., IR Counsel         V.P., Investor Relations
InterOil Corporation           DRG&E                    InterOil Corporation
gary.duvall@interoil.com       lelliott@drg-e.com       anesti@interoil.com
Houston, TX USA                Houston, TX USA          Cairns, Qld Australia
Phone: +1 281 292 1800         Phone: +1 713 529 6600   Phone: +617 4046 4600